Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF LOSS PER SHARE OF CLASS A STOCK

THREE MONTHS ENDED MARCH 31,	2004	2003
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

BASIC AND DILUTED EPS:
Net loss (1)	$(864)	$(2,222)

Loss per Class A Share	$(0.04)	$(0.11)

Shares used in calculation (2)	19,793	19,686

(1)	After deduction of accrued preferred stock dividends of $53 and $55 respectively.
(2)	In 2004 and 2003, the conversion of the 4% and 6-1/2% Preferred Stock and the exercise of stock options were excluded from the diluted EPS calculation due to the antidilutive effect.

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